

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Brian Knaley
Chief Financial Officer
Nuburu, Inc.
7442 S Tucson Way, Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Registration Statement on Form S-1
           Filed March 31, 2023
           File No. 333-271046

Dear Brian Knaley:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Brian Dillavou